UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES
RETIREMENT SAVINGS PLANS by
MAGNA INTERNATIONAL INC.
in its capacity as Plan Administrator

Date: June 26, 2009
/s/ MARC NEEB

By: Marc Neeb
Title: Executive Vice-President,
Global Human Resources

/s/ ROBERT CECUTTI

By: Robert Cecutti
Title: Controller

6/25/2009

The Magna Group of Companies
Retirement Savings Plans

Financial Statements and

Supplemental Schedules

Years Ended December 31, 2008 and 2007

The Magna Group of Companies

Retirement Savings Plans

Contents

Report of Independent Registered Public Accounting Firm	5-6

Audited Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	7
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	8
Notes to Financial Statements	9-21

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	22-23
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008	24
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2008	25

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

The Magna Group of Companies

Retirement Savings Plans

Aurora, Ontario, Canada

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year), Reportable Transactions, and Delinquent Participant Contributions as of and for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These

supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Grand Rapids, Michigan

June 25, 2009

The Magna Group of Companies

Retirement Savings Plans

Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets

Investments, at fair value
Guaranteed Investment Contracts (Notes 2 and 9)	$120,183,121	$83,572,078
Pooled Separate Accounts	253,533,633	406,902,363
Employer Securities (Note 4)	51,993,746	155,715,289
Mutual Funds	70,818,895	113,788,344
Life Insurance Policies	46,312	44,755
Participant Notes Receivable	23,526,414	21,857,591

Total Investments	520,102,121	781,880,420

Contributions Receivable
Employer	21,361,259	21,821,828
Participants	758,630	1,341,516

Total Contributions Receivable	22,119,889	23,163,344

Net assets reflecting all investments at fair value	542,222,010	805,043,764

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	—	1,302,718

Net Assets Available for Benefits	$542,222,010	$806,346,482

See accompanying notes to financial statements.

The Magna Group of Companies

Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008	2007

Additions
Investment income
Interest and dividends	$8,107,724	$6,957,988
Net appreciation in fair value of investments (Note 3)	—	30,807,699
Contributions
Non-cash:
Employer stock	9,055,993	9,932,076
Cash:
Employer	24,643,257	24,956,178
Participants	47,274,172	51,881,845

Total Additions	89,081,146	124,535,786

Deductions
Net depreciation in fair value of investments (Note 3)	271,418,817	—
Benefits paid to terminated employees	55,912,252	70,937,779
Benefits paid to participating employees	26,310,796	27,225,889
Loan expenses and other fees	162,376	171,185

Total Deductions	353,804,241	98,334,853

Net increase/(decrease)	(264,723,095)	26,200,933

Net transfers from other plans (Note 7)	598,623	—

Net Assets Available for Benefits, beginning of year	806,346,482	780,145,549

Net Assets Available for Benefits, end of year	$542,222,010	$806,346,482

See accompanying notes to financial statements.

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

1.             Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the “Plan”) provides only general information.  Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992.  The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan agreement provides that the Plan may invest in Class A Subordinate Voting Shares of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by Magna and individuals (Trustees) appointed by the Board of Directors of Magna. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to participate in the Plan if the employee is employed at a participating employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

Contributions

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 2% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”).  The Employer may make a discretionary matching contribution, and in 2008 and 2007, contributed 50% of the first 6% of base earnings contributed by a participant.  Employees may also defer 2% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer.

Employees are automatically enrolled after a 30 day opt out period. The Employer withholds an amount equal to 3% of employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.  Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on a portion of profits as determined by the Employer.  Subsequent to December 31, 2008, the Plan received $9,055,993 in the form of 320,195 Magna Class A Subordinate Voting Shares and $12,305,266 in cash in settlement of the Employer contribution receivable.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan.  Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30%
2	40%
3	60%
4	80%
5 and after	100%

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee.  Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks.  During 2008, allocated forfeitures were $109,387 and unallocated forfeitures as of December 31, 2008 were $337,866.  During 2007, allocated forfeitures were $660,530 and unallocated forfeitures as of December 31, 2007 were $671,479.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer.  Under certain provisions of the Plan, a percentage of vested

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55.  Distributions of Plan benefits are made to eligible participants in one lump-sum payment.  Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawal.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution.  Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account.  Loan terms range from one to five years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly.  As of December 31, 2008 participant notes receivable had interest rates ranging from 5.00% to 10.25%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA.  In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Class A Subordinate Voting Shares and the Magna International Diversified Stock Fund.  For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Magna International Inc. Class A Subordinate Voting Shares, referred to as the non-participant-directed portion of the Plan.  The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Magna International Inc. Class A Subordinate Voting Shares.   Participants with a minimum of 3

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

years of service may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trust per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan.  The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan.  The amount of such expenses and cost of such services have not been determined.  Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.             Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

year.  The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  The fair value of the participation units owned in the separate accounts is based on quoted redemption values on the last business day of the Plan year.  The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in two types of investment contracts; Guaranteed Interest Contracts (“GICs”) and the Guaranteed Fixed Income Option Fund (“GFIO”) (Note 9).  The GICs are non-benefit responsive contracts and are valued at fair value. Fair values are calculated using discounted cash flows using current market rates for similar contracts. The GFIO is benefit responsive and is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for benefits in accordance with the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The fair value of the GFIO is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination or retirement.  This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting interest rates.  As of December 31, 2008, the market rates did not exceed the contract’s crediting interest rate, therefore the contract value is deemed to equal fair value.

Realized gains or losses are determined by the average cost method.  The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits in net unrealized appreciation or depreciation in fair value of investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Concentration of Investments

Included in investments at December 31, 2008 and 2007 are shares of the Employer’s securities amounting to $51,993,746 and $155,715,289, respectively.  This investment represents 10% and 20% of total investments at December 31, 2008 and 2007, respectively.  A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.  In 2008, the per share

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

market price of the Plan’s investment in Employer securities decreased significantly as compared to the December 31, 2007 market price.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS No. 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS No. 157. See Note 10, Fair Value Measurements.  There was no material impact to the financial statements of the Plan upon adoption of SFAS No. 157.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.             Investments

During 2008 and 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31,	2008	2007

Guaranteed Investment Contracts	$38,340	$281,441
Pooled Separate Accounts	(131,737,712)	28,966,453
Employer Securities	(95,484,845)	(4,033,422)
Mutual Funds	(44,236,156)	5,603,033
Life Insurance Policies	1,556	(9,806)

	$(271,418,817)	$30,807,699

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2008	2007

Guaranteed Fixed Income Option	$117,539,528	$75,957,282
Large Cap Stock Index Separate Account	54,628,852	97,325,784
Diversified International Separate Account	38,989,822	82,700,952
US Property Separate Account	36,168,270	47,415,527
Bond and Mortgage Separate Account	33,631,659	43,523,437
Magna International Diversified Stock Fund	27,953,040	96,160,752
Magna International Inc. Class A Subordinate Voting Shares	*	59,554,537
Vanguard Windsor II ADM Fund	*	40,884,098

* Below 5% of net assets available for benefits.

4.                                      Non-Participant-Directed Investments

The Magna International Inc. Class A Subordinate Voting Shares and the Magna International Diversified Stock Fund include both participant and non-participant-directed investments, which are co-mingled.  Substantially all contributions and associated appreciation, income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement.  Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2008	2007

Magna International Diversified Stock Fund	$27,953,040	$96,160,752
Magna International Inc. Class A Subordinate Voting Shares	24,040,706	59,554,537

	$51,993,746	$155,715,289

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

Year ended December 31,	2008	2007

Changes in Net Assets Available For Benefits
Dividend income	$858,874	$746,515
Net depreciation on fair value of investments	(95,484,845)	(4,033,422)
Employer contributions	12,573,066	12,166,615
Participant contributions	737,808	613,684
Net inter-fund transfers	(8,413,091)	(19,220,348)
Distributions to terminated employees	(9,530,065)	(15,785,576)
Distributions to participating employees	(4,463,290)	(10,178,769)

Decrease in Net Assets Available for Benefits	$(103,721,543)	$(35,691,301)

5.                                      Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, pooled separate accounts and mutual funds managed by Principal.  Principal is the trustee as defined by the Plan and qualifies as a party-in-interest.  The Plan also invests in the stock of the Employer.

6.                                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 15, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Effective January 1, 2007, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.  In January 2007, the Plan Administrator applied for, but has not received a new determination letter.

7.                                      Plan Transfer

On May 15, 2008, Avantech Manufacturing 401(k) Savings Plan was merged into the Plan, resulting in a transfer of $598,623 in net assets to the Plan.

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

8.                                      Delinquent Participant Contributions

During 2008, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $4,479,273 in a timely manner according to DOL regulations.  The Employer is in the process of calculating lost earnings and depositing the lost earnings into the Plan.

During 2007, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $4,937,114 in a timely manner according to DOL regulations.  In 2008, the Employer calculated lost earnings and deposited the lost earnings into the Plan.

9.                                      Investment in GFIO

On July 1, 2004, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, because the GFIO is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contract.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract.  Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis.  The GFIO is a single group annuity contract with a fixed rate of interest.  The average yield earned by the plan and credited to participants was 3.85% and 3.65% during 2008 and 2007, respectively.

10.                               Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS No. 157.  SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total Plan investment assets classified within Level 3 were $179,924,117, as of December 31, 2008, which primarily consists of the Plan’s investment in guaranteed investment contracts, pooled separate accounts and participant loans.  Such amounts were 34.6% of total plan investment assets as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2		Level 3	Total

Guaranteed Investment Contracts	$	$		$120,183,121	$120,183,121
Pooled Separate Accounts			217,365,363	36,168,270	253,533,633
Employer Securities	51,993,746				51,993,746
Mutual Funds	70,818,895				70,818,895
Life Insurance Policies				46,312	46,312
Participant Notes Receivable				23,526,414	23,526,414

Total Investment Assets at Fair Value	$122,812,641		$217,365,363	$179,924,117	$520,102,121

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008.  The net unrealized gain (loss) on Level 3 investment assets was $(8,142,911).

	Level 3 Investment Assets
Year Ended December 31, 2008	Guaranteed Investment Contracts	Pooled Separate Accounts	Participant Notes Receivable	Life Insurance Policies

Balance, beginning of year	$83,572,078	$47,415,527	$21,857,591	$44,756
Realized gains (losses)	—	3,956,099	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	1,335,328	(9,478,239)	—	—
Interest credited	3,866,745	—	1,894,550	—
Purchases, issuances and settlements	31,408,970	(5,725,117)	(225,727)	1,556
Transfers in and/or out of Level 3	—	—	—	—

Balance, end of year	$120,183,121	$36,168,270	$23,526,414	$46,312

11.                               Subsequent Events

As a temporary measure, effective August 1, 2009, the discretionary employer match on employee contributions to the plan will be suspended.

Further, for the 2009 fiscal year, the profit sharing contribution will continue, but any allocation paid will be based solely on consolidated profits.  The allocation to a minimum percentage of participating employee base earnings will be suspended on a temporary basis for existing employees.

The Magna Group of Companies

Retirement Savings Plans

Notes to Financial Statements

Lastly, anyone classified as a new employee through profit sharing, on or after August 1, 2009 will not be eligible to receive allocation to a minimum percentage of participating employee base earnings.  This is a permanent measure.

12.                               Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2008	2007

Net assets available for benefits per the financial statements	$542,222,010	$806,346,482
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(1,302,718)
Benefits payable to participants	(262,981)	(396,710)

Net Assets Available for Benefits per the Form 5500	$541,959,029	$804,647,054

The following is a reconciliation of the net increase (decrease) in net assets per the financial statements to total income (loss) per the Form 5500:

Year ended December 31,	2008	2007

Net increase (decrease) in net assets per the financial statements	$(264,723,095)	$26,200,933
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,302,718	2,698,851
Benefits payable to participants	(262,981)	(396,710)

Total income (loss) per the Form 5500	$(263,683,358)	$28,503,074

The Magna Group of Companies

Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  98-0095901

Plan Number:  002

December 31, 2008

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)	Current Value (e)

	Guaranteed Investment Contracts with Principal Life Insurance Company:				$
*	Guaranteed Interest Contracts	2.28% to 2.6% interest		**	2,643,593
*	Guaranteed Fixed Income Option	10,034,279	units	**	117,539,528
	Total Guaranteed Investment Contracts				120,183,121

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	U.S. Property Separate Account	57,696	units	**	36,168,270
*	Bond and Mortgage Separate Account	46,620	units	**	33,631,659
*	Large Cap Stock Index Separate Account	1,482,177	units	**	54,628,852
*	Small Cap Value II Separate Account	402,347	units	**	3,463,362
*	Principal Financial Group, Inc. Stock Separate Account	159,540	units	**	2,113,341
*	Small-Cap Stock Index Separate Account	1,287,826	units	**	20,414,175
*	LifeTime Strategic Income Separate Account	222,305	units	**	2,614,608
*	LifeTime 2010 Separate Account	651,808	units	**	7,340,864
*	LifeTime 2020 Separate Account	1,518,091	units	**	17,271,850
*	LifeTime 2030 Separate Account	1,409,854	units	**	15,564,177
*	LifeTime 2040 Separate Account	682,300	units	**	7,486,181
*	LifeTime 2050 Separate Account	205,099	units	**	2,154,141
*	Mid Cap Stock Index Separate Account	392,373	units	**	5,707,947
*	Diversified International Separate Account	903,696	units	**	38,989,822
*	International Separate Account	244,504	units	**	5,984,384

	Total Pooled Separate Accounts				253,533,633

	Employer Securities:
	Stock Fund:
*	Magna International Inc.	803,231 Class A Subordinate Voting shares		47,019,109	24,040,706

	Diversified Stock Fund:
	Magna Entertainment Corp.	10,327 Class A Subordinate Voting shares		1,418,777	7,230
*	MI Development Inc.	345,824 Class A Subordinate Voting shares		3,916,780	2,579,698
*	Magna International Inc.	847,856 Class A Subordinate Voting shares		40,838,536	25,366,112

	Total Employer Securities				51,993,746

	Mutual Funds:
	Munder Midcap Core Growth Fund	588,076	shares	**	10,079,617
	The American Funds Growth Fund of American R4 Fund	767,565	shares	**	15,596,930
	T. Rowe Price Capital Appreciation Fund	587,636	shares	**	8,197,519
	Vanguard Windsor II ADM Fund	669,851	shares	**	22,721,356
	Vanguard Prime Cap Admiral Fund	190,751	shares	**	8,812,711
	Vanguard Explorer ADM Fund	138,100	shares	**	5,410,762

	Total Mutual Funds				70,818,895

The Magna Group of Companies

Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)

	Northwestern Mutual Life Insurance Company	Life insurance policies		$46,312

*	Participant Notes Receivable	Maturing at various dates at interest rates ranging from (5.00% to 10.25%)		23,526,414

	Total Investments			$520,102,121

*	A party in interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies

Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN:  98-0095901

Plan Number:  002

Year ended December 31, 2008

Identity of Party Involved	Description of Asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price		Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Magna Stock Fund - Class A Subordinate Voting Shares
Purchase	1072 units	$30,189,825	$				$30,189,825	$30,189,825	—
Sale	1259 units			24,886,398			***	24,886,398	***

NOTES:

(1)             Magna is a party-in-interest as defined by ERISA

(2)             Purchase and sale transactions include share exchanges and unitization through the Magna Diversified Stock Fund.

(3)             The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(4)             Category (iii) — Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.  There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies

Retirement Savings Plans

Schedule H, Line 4a-Schedule of Delinquent Participant Contributions

EIN:  98-0095901

Plan Number:  002

December 31, 2008

	Totals that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2008 Contributions	$4,479,273	$

2007 Contributions		4,937,114

* Voluntary Fiduciary Correction Program (DOL)

Exhibit to Report on Form 11-K:

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP